Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

Corporate Today’s News

 NATCO Acquisition Update

Check the Welcome to Cameron website (www.welcometocameron.com) for updates on the following integration activities related to Cameron’s acquisition of NATCO:

•  Proposed organization structure

•  NATCO  acquisition timeline

•  An upcoming employee survey and change network

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Acquisition Update

Timeline

The exact timing of the closing of the acquisition and the organizational transition is dependent on obtaining regulatory approval from government agencies, including the Department of Justice (DOJ) and the Securities and Exchange Commission (SEC), as well as an affirmative vote of NATCO shareholders. The regulatory review of the transaction is proceeding in a timely manner and will be followed by a meeting of  NATCO shareholders to vote on the proposed transaction.

Subject to the above, the close of the acquisition is targeted for the 3rd or 4th quarter of this year.

Note: It is critical that Cameron and NATCO continue to function as independent companies until the transaction closes. For guidelines about what you can and cannot do, refer to Guidance Regarding Exchanges of Information and Strategic Planning Prior to Completion of the NATCO Acquisition into Cameron posted on the Welcome to Cameron site (www.welcometocameron.com).

Information Technology

NATCO employees in the US recently completed a successful Oracle system Go Live. This not only provides immediate operating efficiencies but will make the future transition to SAP once the acquisition closes much smoother. The transition from Oracle to SAP is still being scoped and planned, and rollout phases and schedules will be announced as further decisions are made.

Stay Tuned…

Check back at the Welcome to Cameron website (www.welcometocameron.com) frequently to keep up with acquisition news. Upcoming events include the following:

●	A Cameron/NATCO employee survey that will help the Pre-Integration Teams better understand our current cultures (ie, “How we work”)
●	The implementation of a Cameron/NATCO change network designed to accelerate the flow of acquisition-related information throughout the organization.

Please post your questions to the Welcome to Cameron website and we will answer them to the best of our abilities.

The Integration Team

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

Proposed Organization Structure

Introduction

We are pleased to be able to announce the high-level structure of the new organization.  We will continue to keep you updated as additional details become available.

High-Level Org Chart

Summary of Changes

The NATCO acquisition will result in the creation of a new Process Systems (PRS) division, formerly known as Petreco, within the Drilling and Production Systems (DPS) Group. The PRS division will provide the market with a comprehensive portfolio of process technology products for the oilfield. PRS will be divided into the following three (3) primary business segments:

•	Custom Engineered Systems (final name to be determined)
•	Standard (final name to be determined)
•	Subsea Processing

Three (3) of NATCO’s divisions will join other parts of the Cameron organization. TEST will become part of the Flow Control (FLC) division, another division within the DPS group.  And Linco and PAAI will become part of the Measurement Systems (FLO) division of the Valve and Measurement (V&M) group.

The geographic focus of the business segments will by organized by Cameron’s existing structure:

•	North and South America (NSAM)
•	Europe, Asia, Caspian and Russia (EACR)
•	Asia Pacific and Middle East (APME)

We will continue to keep you updated as additional decisions are finalized. Please feel free to post your questions on the website and we will answer them to the best of our abilities.

J. Carne
President: DPS

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.